SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

Brookfield Canada Office Properties

(Name of the Issuer)

Brookfield Canada Office Properties

Brookfield Property Partners L.P.

Brookfield Asset Management Inc.

(Names of Persons Filing Statement)

Trust Units

(Title of Class of Securities)

112823109

(CUSIP Number of Class of Securities)

Michelle Campbell Assistant Secretary Brookfield Canada Office Properties Brookfield Place 181 Bay Street, Suite 330 Toronto, Ontario M5J 2T3 Telephone: 416-369-8555	A.J. Silber
Vice President, Legal Affairs and Corporate Secretary
Brookfield Asset Management Inc.
Brookfield Place, Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario M5J 2T3
Canada
Telephone: 416-956-5182	Bryan K. Davis Chief Financial Officer Brookfield Property Partners L.P. 73 Front Street, 5th Floor Hamilton, HM 12, Bermuda Telephone: +441-294-3309
With copies to:
Jeremy London Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue N.W. Washington, DC 20005 Telephone: 202-371-3000	Mile T. Kurta, Esq. Torys LLP 1114 Avenue of the Americas New York, NY 10036 Telephone: 212-880-6000

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing statement)

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE*

Transaction Value*	Amount of Filing Fee**

US$375,284,355.67	US$43,495.46

*	Calculated solely for purposes of determining the filing fee. The aggregate transaction value was calculated as the product of (a) 15,869,332 trust units, representing the sum of the trust units issued and outstanding as of May 4, 2017 other than trust units owned by Brookfield Property Partners and its subsidiaries, multiplied by (b) the per unit consideration of C$32.50, converted to US dollars for the purpose of calculating the filing fee using the daily average exchange rate of C$1.3743 to US$1.00 as reported by the Bank of Canada on May 4, 2017.
**	The amount of the filing fee calculated by multiplying the transaction above by 0.0001159 in accordance with Exchange Act Rule 0-11.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.

Form or Registration No.:	Not applicable.

Filing Party:	Not applicable.

Date Filed:	Not applicable.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits thereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

(i)	Brookfield Canada Office Properties (“BOX”), an Ontario, Canada real estate investment trust and the issuer of the trust units (the “Units”) that is subject to the Rule 13e-3 transaction;

(ii)	Brookfield Property Partners L.P. (“BPY”), a Bermuda exempted limited partnership; and

(iii)	Brookfield Asset Management Inc. (“BAM”), an Ontario, Canada corporation.

This Transaction Statement relates to (i) the redemption (the “Redemption”) by BOX of all of the issued and outstanding Units of BOX not already owned by BPY and its subsidiaries pursuant to a redemption agreement (the “Redemption Agreement”) dated as of April 20, 2017 between BPY and BOX; and (ii) an amendment to the amended and restated declaration of trust dated as of February 24, 2012 to provide for, among other things, the Redemption and the grant of dissent rights to Unitholders in connection with the Redemption (the “Amendment”, and together with the Redemption, the “Transaction”). Under the Redemption, the holders (the “Unitholders”) of Units of BOX other than BPY and its subsidiaries will receive C$32.50 in cash (the “Redemption Price”) for each Unit of BOX redeemed pursuant to the Redemption. After the completion of the Redemption, BOX will become an indirect wholly-owned subsidiary of BPY. Copies of the Redemption Agreement and the Amendment are included as Appendix C and E, respectively, to the management information circular, which is attached as Exhibit (a)(2)(i) hereto (the “Circular”). An annual and special meeting of the Unitholders has been called for June 28, 2017 (the “Meeting”) to approve, among other things, the Transaction.

The Transaction, if approved by not less than two-thirds of the votes cast by unitholders present in person or represented by proxy at the Meeting and a majority of the votes cast by the Minority Unitholders present in person or represented by proxy at the Meeting, is expected to close in the second quarter of 2017.

The information contained in the Circular, including all appendices thereto, is incorporated by reference herein in its entirety, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Circular and the appendices thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Circular.

The information contained in and incorporated by reference into this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including BOX, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Circular under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information

(a)	Name and Address. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary Term Sheet – Parties to the Transaction”

“The Transaction – Parties to the Transaction”

(b)	Securities. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Voting Information – Principal Holders of Voting Units”

(c)	Trading Market and Price. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Information Concerning BOX – Market Price and Trading Volume Data”

(d)	Dividends. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Information Concerning BOX – Distribution Policy”

(e)	Prior Public Offerings. The information set forth in the Circular under the following captions is incorporated herein by reference:

“The Transaction – History of BPY’s Relationship with BOX”

“Information Concerning BOX – Previous Distributions of Securities”

(f)	Prior Stock Purchases. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Information Concerning BOX – Previous Purchases and Sales”

Item 3. Identity and Background of Filing Persons

(a)	Name and Address. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary Term Sheet – Parties to the Transaction”

“Information Concerning BPY Filing Persons”

“Information Concerning BOX”

(b)	Business and Background of Entities. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary Term Sheet– Parties to the Transaction”

“Information Concerning BPY Filing Persons”

(c)	Business and Background of Natural Persons. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Information Concerning BOX – Trustees and Executive Officers”

“Information Concerning BPY Filing Persons – Directors and Executive Officers”

Item 4. Terms of the Transaction

(a)(1)	Material Terms – Tender Offers. Not applicable.

(a)(2)	Material Terms – Mergers or Similar Transactions. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background to the Transaction”

“Special Factors – BPY Filing Persons’ Purposes, Alternatives, and Reasons”

“Special Factors – BOX’s Purposes, Alternatives and Reasons”

“Special Factors – Effects of the Completed Transaction and Benefits to BPY Filing Persons”

“Special Factors – Fairness of the Transaction – BOX’s Perspective”

“The Transaction – Sources for the Redemption Price”

“The Transaction – Approval of Transaction Resolution”

“The Transaction – Completion of the Transaction”

“The Transaction – Procedure for Surrender of Trust Units and Payment of Redemption Price”

“Certain Tax Considerations”

(c)	Different Terms. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Interests of Informed Persons in Material Transactions – Interests of Certain Persons in the Transaction” “Special Factors – Effects of the Completed Transaction and Benefits to BPY Filing Persons”

(d)	Appraisal Rights. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Dissenting Registered Trust Unitholders’ Rights”

(e)	Provisions for Unaffiliated Security Holders. None.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5 Past Contacts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Interests of Informed Persons in Material Transactions – Interests of Certain Persons in Matters other than the Transaction”

(b)	Significant Corporate Events. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Interests of Informed Persons in Material Transactions – Interests of Certain Persons in Matters other than the Transaction”

(c)	Negotiations or Contacts. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Interests of Informed Persons in Material Transactions – Interests of Certain Persons in Matters other than the Transaction”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Interests of Informed Persons in Material Transactions – Interests of Certain Persons in Matters other than the Transaction”

Item 6 Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – BPY Filing Persons’ Purposes, Alternatives and Reasons”

“Special Factors – Effects of the Completed Transaction and Benefits to BPY Filing Persons”

(c)(1)-(8)	Plans. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – BPY Filing Persons’ Purposes, Alternatives, and Reasons”

“Special Factors – Effects of the Completed Transaction and Benefits to BPY Filing Persons”

“Information Concerning BOX – Distribution Policy”

“Interests of Informed Persons in Material Transactions – Interests of Certain Persons in the Transaction”

Item 7 Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – BPY Filing Persons’ Purposes, Alternatives, and Reasons”

“Special Factors – BOX’s Purposes, Alternatives, and Reasons”

(b)	Alternatives. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – BPY Filing Persons’ Purposes, Alternatives, and Reasons”

“Special Factors – BOX’s Purposes, Alternatives, and Reasons”

(c)	Reasons. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – BPY Filing Persons’ Purposes, Alternatives, and Reasons”

“Special Factors – BOX’s Purposes, Alternatives, and Reasons”

(d)	Effects. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – Effects of the Completed Transaction and Benefits to BPY Filing Persons”

“Certain Tax Considerations”

Item 8 Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – Fairness of the Transaction – BOX’s Perspective”

“Special Factors – Fairness of the Transaction – BPY Filing Persons’ Perspective”

(c)	Approval of Security Holders. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Special Factors – Fairness of the Transaction – BOX’s Perspective”

(d)	Unaffiliated Representative. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Special Factors – Fairness of the Transaction – BOX’s Perspective”

(e)	Approval of Directors. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Special Factors – Fairness of the Transaction – BOX’s Perspective”

(f)	Other Offers. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Special Factors – Fairness of the Transaction – BOX’s Perspective”

Item 9 Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – Background to the Transaction”

“Special Factors – Summary of Valuation and Fairness Opinion”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – Background to the Transaction”

“Special Factors – Summary of Valuation and Fairness Opinion”

(c)	Availability of Documents. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – Summary of Valuation and Fairness Opinion”

“Appendix D – Valuation and Fairness Opinion of Greenhill”

Item 10 Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Circular under the following caption is incorporated herein by reference:

“The Transaction – Sources for the Redemption Price”

(b)	Conditions. The information set forth in the Circular under the following caption is incorporated herein by reference:

“The Transaction – Sources for the Redemption Price”

(c)	Expenses. The information set forth in the Circular under the following caption is incorporated herein by reference:

“The Transaction – Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the Circular under the following caption is incorporated herein by reference:

“The Transaction – Sources for the Redemption Price”

Item 11 Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Information Concerning BPY Filing Persons – Interest in Securities of BOX”

“Interests of Informed Persons in Material Transactions – Interests of Certain Persons in the Transaction”

(b)	Securities Transactions. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Information Concerning BOX – Previous Purchases and Sales”

Item 12 The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Voting Information – Principal Holders of Voting Units” “Voting Information – Q & A on Proxy Voting”

(e)	Recommendations of Others. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – Fairness of the Transaction – BOX’s Perspective – Recommendation of the Special Committee”

“Special Factors – Fairness of the Transaction – BOX’s Perspective – Recommendation of the Board”

Item 13 Financial Statements

(a)	Financial Information. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Information Concerning BOX – Select Historical Consolidated Financial Data”

(b)	Pro Forma Information. Not applicable.

Item 14 Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Voting Information – Q & A on Proxy Voting”

“The Transaction – Fees and Expenses”

(b)	Employees and Corporate Assets. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Voting Information – Q & A on Proxy Voting”

“The Transaction – Fees and Expenses”

Item 15 Additional Information

(b)	Golden Parachute Compensation. Not applicable

(c)	Other Material Information. The information contained in the Circular, including all appendices thereto, is incorporated herein by reference.

Item 16 Exhibits

(a)(2)(i)	Circular dated May 8, 2017.

(a)(2)(ii)	Form of Proxy.

(a)(2)(iii)	Letter of Transmittal.

(a)(2)(iv)	Notice of Annual and Special Meeting of Unitholders and Availability of Investor Materials (incorporated by reference to the Circular).

(a)(2)(v)	Letter to Unitholders (incorporated by reference to the Circular).

(a)(2)(vi)	Press release of BOX with respect to the signing of the Redemption Agreement, dated April 20, 2017 (incorporated by reference to Exhibit 99.1 to BOX’s report on Form 6-K submitted to the SEC on April 21, 2017).

(a)(2)(vii)	Press release of BPY with respect to the signing of the Redemption Agreement, dated April 20, 2017 (incorporated by reference to Exhibit 99.1 to BPY’s report on Form 6-K submitted to the SEC on April 21, 2017).

(a)(2)(viii)	Press release of BOX with respect to the filing of the meeting materials, dated May 8, 2017.

(b)	None.

(c)(1)	Valuation and Fairness Opinion of Greenhill & Co. Canada Ltd. (incorporated by reference to Appendix D to the Circular).

(c)(2)	Special Committee Discussion Materials provided by Greenhill & Co. Canada Ltd. to the Special Committee on March 24, 2017.

(c)(3)	Special Committee Discussion Materials provided by Greenhill & Co. Canada Ltd. to the Special Committee on April 20, 2017.

(d)(1)	Redemption Agreement (incorporated by reference to Appendix C to the Circular).

(d)(2)	Amendment to the Declaration of Trust (incorporated by reference to Appendix E to the Circular).

(d)(3)	Transaction Resolution (incorporated by reference to Appendix B to the Circular).

(d)(4)	Lock-up Agreement dated January 22, 2017, by and between BPY and Morgan Stanley Investment Management (incorporated by reference to Exhibit 4 to BOX’s Schedule 13D filed with the SEC on April 21, 2017).

(d)(5)	Amendment to Lock-up Agreement dated April 20, 2017, by and between BPY and Morgan Stanley Investment Management (incorporated by reference to Exhibit 5 to BOX’s Schedule 13D filed with the SEC on April 21, 2017).

(d)(6)	Lock-up Agreement dated January 22, 2017, by and between BPY and RBC Global Asset Management Inc. (incorporated by reference to Exhibit 6 to BOX’s Schedule 13D filed with the SEC on April 21, 2017).

(f)	Dissent Rights (incorporated by reference to Section 12.15 of Schedule A of the Redemption Agreement).

(g)	None.

(h)	None.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this statement is true, complete and correct.

Dated: May 8, 2017

BROOKFIELD CANADA OFFICE PROPERTIES

By:	/s/ Michelle Campbell
Name: Michelle Campbell
Title: Assistant Secretary

BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Corporate Secretary

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice President, Legal Affairs

Exhibit Index

(a)(2)(i)	Circular dated May 8, 2017.

(a)(2)(ii)	Form of Proxy.

(a)(2)(iii)	Letter of Transmittal.

(a)(2)(iv)	Notice of Annual and Special Meeting of Unitholders and Availability of Investor Materials (incorporated by reference to the Circular).

(a)(2)(v)	Letter to Unitholders (incorporated by reference to the Circular).

(a)(2)(vi)	Press release of BOX with respect to the signing of the Redemption Agreement, dated April 20, 2017 (incorporated by reference to Exhibit 99.1 to BOX’s report on Form 6-K submitted to the SEC on April 21, 2017).

(a)(2)(vii)	Press release of BPY with respect to the signing of the Redemption Agreement, dated April 20, 2017 (incorporated by reference to Exhibit 99.1 to BPY’s report on Form 6-K submitted to the SEC on April 21, 2017).

(a)(2)(viii)	Press release of BOX with respect to the filing of the meeting materials, dated May 8, 2017.

(b)	None.

(c)(1)	Valuation and Fairness Opinion of Greenhill & Co. Canada Ltd. (incorporated by reference to Appendix D to the Circular).

(c)(2)	Special Committee Discussion Materials provided by Greenhill & Co. Canada Ltd. to the Special Committee on March 24, 2017.

(c)(3)	Special Committee Discussion Materials provided by Greenhill & Co. Canada Ltd. to the Special Committee on April 20, 2017.

(d)(1)	Redemption Agreement (incorporated by reference to Appendix C to the Circular).

(d)(2)	Amendment to the Declaration of Trust (incorporated by reference to Appendix E to the Circular).

(d)(3)	Transaction Resolution (incorporated by reference to Appendix B to the Circular).

(d)(4)	Lock-up Agreement dated January 22, 2017, by and between BPY and Morgan Stanley Investment Management (incorporated by reference to Exhibit 4 to BOX’s Schedule 13D filed with the SEC on April 21, 2017).

(d)(5)	Amendment to Lock-up Agreement dated April 20, 2017, by and between BPY and Morgan Stanley Investment Management (incorporated by reference to Exhibit 5 to BOX’s Schedule 13D filed with the SEC on April 21, 2017).

(d)(6)	Lock-up Agreement dated January 22, 2017, by and between BPY and RBC Global Asset Management Inc. (incorporated by reference to Exhibit 6 to BOX’s Schedule 13D filed with the SEC on April 21, 2017).

(f)	Dissent Rights (incorporated by reference to Section 12.15 of Schedule A of the Redemption Agreement).

(g)	None.

(h)	None.